SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                            ELECTRIC LIGHTWAVE, INC.
                       (NAME OF SUBJECT COMPANY) (ISSUER)

                              ELI ACQUISITION, INC.
                        (NAME OF FILING PERSON) (OFFEROR)

                         CITIZENS COMMUNICATIONS COMPANY
                        (NAME OF FILING PERSON) (OFFEROR)

                COMMON STOCK, CLASS A, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                 CUSIP 284895109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  JERRY ELLIOTT
                         CITIZENS COMMUNICATIONS COMPANY
                                3 HIGH RIDGE PARK
                          STAMFORD, CONNECTICUT, 06905
                                 (203) 614-5600

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                                 WITH A COPY TO:

                              DAVID KROENLEIN, ESQ.
                                WINSTON & STRAWN
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 294-6700

                                 ---------------

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

         / /   third-party tender offer subject to Rule 14d-1.

         /X/    issuer tender offer subject to Rule 13e-4.

         /X/    going-private transaction subject to Rule 13e-3.

         / /    amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

CITIZENS COMMUNICATIONS ANNOUNCES INTENT TO ACQUIRE OUTSTANDING SHARES OF ELECTRIC LIGHTWAVE, INC.

STAMFORD, Conn., May 16, 2002 -- Citizens Communications Company (NYSE: CZN) today announced that it intends to make a cash tender offer for all of the outstanding publicly-held Class A common shares of Electric Lightwave, Inc. (NASDAQ: ELIX) that Citizens does not own. Citizens currently has an approximately 85-percent ownership stake in Electric Lightwave, including ownership of 100 percent of Electric Lightwave's Class B common stock.

Citizens intends to offer 70 cents per share to acquire the balance of Electric Lightwave's Class A common stock (approximately 7.8 million shares). If all of the ELI shares not owned by Citizens are tendered the total cost of the tender offer would be $5.5 million.

Citizens anticipates acquiring any shares not purchased in the tender offer through a "short-form" merger at the same cash price per share as the tender offer.

The company expects to commence the tender offer on May 20, 2002. The tender offer is scheduled to expire on June 17, 2002.

Citizens and ELI are currently conducting an ongoing review of ELI's operations which is expected to result in a lower cost structure, a significant reduction in the requirement for capital expenditures and a substantial reduction in incremental funding required from Citizens to support ELI's operations. These changes are not expected to impact ELI's existing customer base, the quality of its network and the ability to provide the highest level of customer service.

About Citizens Communications Company

Citizens Communications provides wireline communications services to 2.48 million telephone access lines in 24 states. It was the seventh largest local access telephone provider in the United States as of December 31, 2001. The company also provides competitive local exchange services in the West through Electric Lightwave, Inc. In addition, the company provides natural gas transmission and distribution and electric transmission and distribution to customers in Arizona, Hawaii and Vermont. The company plans to divest these utility operations to focus upon telecommunications. More information about Citizens can be found at www.czn.net.

Notice for Electric Lightwave, Inc. Stockholders and Interested Parties

Investors, Electric Lightwave stockholders, and other interested parties are urged to read the tender offer documents that will be filed with the Securities and Exchange Commission by Citizens because they will contain important information. Tender offer documents will be sent to Electric Lightwave stockholders commencing on Monday, May 20, 2002. In addition, investors will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, or by contacting D.F. King & Co., Inc., the Information Agent for the tender offer, at 77 Water Street, New York, N.Y. 10005 or by telephone at
(212) 269-5550.

This document contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the statements. These and all forward-looking statements (including oral representations) are only predictions or statements of current plans that are constantly under review by the company. All forward-looking statements may differ from actual results because of, but not limited to, changes in the local and overall economy, changes in market conditions for debt and equity securities, the nature and pace of technological changes, the number and effectiveness of competitors in the company's markets, success in overall strategy, changes in legal or regulatory policy, changes in legislation, the company's ability to identify future markets and successfully expand existing ones, the mix of products and services offered in the company's target markets, the effects of acquisitions and dispositions and the ability to effectively integrate businesses acquired. These important factors should be considered in evaluating any statement contained herein and/or made by the company or on its behalf. The foregoing information should be read in conjunction with the company's filings with the U.S. Securities and Exchange Commission including, but not limited to, reports on Forms 10-K and 10-Q. The company does not intend to update or revise these forward-looking statements to reflect the occurrence of future events or circumstances.